UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-00496

Hercules Incorporated
(Exact name of registrant  as specified in its charter)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(302) 594-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock ($25/48 Stated Value)
(Title of each class of securities covered by this Form)

Not applicable
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*  Hercules Incorporated was merged with and into Ashland Inc. on November 13, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ashland Inc., as successor registrant to Hercules Incorporated, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ASHLAND INC.

(as successor registrant to Hercules Incorporated)

Date: November 24, 2008	By:	/s/ David L. Hausrath
David L. Hausrath
Senior Vice President and General Counsel